Exhibit 99.8

NEWS RELEASE

ALLIED GOLD ANNOUNCES POSITIVE EXPLORATION RESULTS AT KURMUK’S TSENGE GOLD PROSPECT AND NEW OXIDE DISCOVERIES AT SADIOLA, SUPPORTING THE COMPANY’S OBJECTIVES TO EXTEND MINE LIFE AND INCREASE PRODUCTION

TORONTO, ON – April 10, 2024 ─ Allied Gold Corporation (TSX: AAUC) ("Allied" or the "Company") is pleased to announce positive exploration results from the Tsenge gold prospect, the most advanced of several high quality exploration targets at the Kurmuk Project (refer to Figure 1). These results are part of a program that is expected to significantly increase the Mineral Resources and Mineral Reserves at Kurmuk, aligning with the Company’s goal of achieving a minimum of five million ounces of gold in mineral inventories at the project. Tsenge is strategically located along strike from the Ashashire deposit, which is planned as one of the initial two open pits for development at the project alongside the Dish Mountain deposit. Together, these initial planned pits contain 2.74 million ounces of gold in Proven and Probable Mineral Reserves and Kurmuk currently contains a total of 3.12 million ounces of gold in Measured and Indicated Resources and an additional 0.3 million ounces of gold in Inferred Resources. Significant increases to these figures are expected through further exploration at Tsenge and other near mine targets. The Kurmuk Project, currently in development and expected to enter production in the second quarter of 2026, is anticipated to have its mine life significantly extended by these multiple exploration targets, and in particular by the Tsenge gold prospect.

Additionally, the Company is pleased to report positive exploration results at Sekekoto West (see Figures 2 and 3), which is one of the new significant targets at Sadiola and where ongoing exploration activities continue to successfully uncover additional near-surface oxide gold mineralisation. These findings are set to enhance production at existing operations and supplement future ore feed to Sadiola.

These achievements highlight Allied's commitment to creating value through focused exploration, supported by this year’s budget of $32 million. The aim of this investment is to extend mine life, improve production and margins, as the Company focuses on enhancing efficiencies and profitability through the development of the Kurmuk Project, the Sadiola Expansion and the optimization initiatives at its producing assets.

Exploration Highlights:

•	Kurmuk Project, Tsenge Prospect:

−	Extended Mineralisation at Tsenge Ridge: Ongoing exploration has revealed significant gold mineralisation along a 9-kilometer strike length (see Figure 4), validated through soil sampling, geological mapping, and scout drilling. The Tsenge area (see Figure 5), one of four prioritized areas for Mineral Resource expansion, continues to demonstrate prolific geological potential.

−	High Economic Potential: Initial drill results and channel sampling have indicated economic thicknesses and grades of gold mineralisation in hard rock both at the surface and at least up to 200 meters vertically below the outcrops.

−	Confirming High-Grade Sources: These findings verify that the gold-in-soil anomalies originate from significant gold grades exceeding 1.0 g/t Au in rock samples, aligning with the successful exploration outcomes at Dish Mountain and Ashashire—the two initial open pits that encompass all current Mineral Reserves. Exploration of high-priority targets has yielded exceptional results to date, including a 24-meter intercept with a grade of over 3 g/t Au near the surface in channel sample TSCH002.

−	Enhancement of Mineral Resource Base: These results mark a critical step toward defining a considerable orebody at Tsenge, supporting Allied Gold’s strategy to significantly extend and improve Kurmuk’s production profile and augment Mineral Resources. Allied is currently progressing the construction activities for the Project, anticipating commencement of production in mid-2026 after completing the planned $500 million capital investment. The current mineral inventory supports a production rate that in the first years is expected to exceed 290,000 ounces per year with a reserves-only mine life of approximately 10 years, which is now expected to be extended as the Tsenge gold prospect and other exploration projects continue to advance.

−	Long-Term Production Outlook: These exploration successes underpin the Company’s strategy to enhance Kurmuk’s existing Mineral Reserves and Mineral Resources to support a strategic mine life of over 18 years, with annual gold production exceeding 250,000 ounces at an AISC(1) below $950/oz.

•	Robust Oxide Discovery at Sekekoto West in Support of Sadiola:

−	Established Resource Base: Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralisation within the near-mine footprint, significantly bolstering the oxide resource base essential for the existing and planned processing infrastructure.

−	Continuous Exploration Efforts: Ongoing exploration activities, including at Diba, Sekekoto West, FE4, and Tambali South, are critical parts of Allied's strategy to leverage the existing resources and infrastructure to maximize production and cashflows in the short term.

−	New Near-Mine Oxide Discovery at Sekekoto West: Drilling at Sekekoto West has uncovered a new oxide deposit, set to contribute additional feed to the Sadiola plant. This deposit, located 2 km south of the Sadiola Processing Plant, underscores the ongoing potential for resource expansion within the mining license and covers a zone that has been historically underexplored, presenting significant new opportunities for resource growth over approximately 2 km of strike. Recent drilling has extended the known mineralisation by an additional 100m to the north, with plans to test further northward extensions by another 300m in Q2, aiming to uncover potential linkages and oxide mineralisation towards the FE3S rock storage facilities.

−	Strategic Corridor between Sekekoto and S12: The discovered corridor linking Sekekoto to the high-grade S12 prospect represents a promising target for further oxide ore discoveries. This corridor holds the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill, ensuring enhanced throughput and efficiency, especially during Sadiola’s expansion. Allied’s current exploration model indicates the potential for uncovering significant mineralisation between these two areas and in other prospective areas across the Sadiola land package. This model is actively being tested, and could substantially increase oxide gold ounces available for extraction. Exploration results to date continue to corroborate the Company’s exploration model for Sadiola.

−	Integrated Phased Expansion with Recovery Enhancement Strategy: Increasing the oxide mineral inventory allows Sadiola to continue producing at elevated levels while incurring lower near-term capital costs as it pursues an integrated expansion of its existing processing infrastructure. With the addition of Diba and other oxide ore sources, Allied expects to support production levels between 200,000 and 230,000 ounces per year over the next two years at an attractive AISC(1), resulting in robust cash flows as it completes the implementation the Phase 1 expansion by early 2026. Further additional oxide discoveries could enhance the production profile of the Phase 1 expansion through 2028 meaningfully impacting its cash flow and returns. Furthermore, the Phase 2 Expansion, which is planned as a new processing plant to be built starting in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year and starting in 2029, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's 19-year life, with AISC(1) expected to be below $1,000 per gold ounce. The discovery of additional economic oxide mineralisation has the potential to improve upon these targets leveraging the installed processing capacity at Sadiola. Concurrently, Allied is advancing metallurgical test work and studies aimed at improving metallurgical recoveries by over 10% through flotation and concentrate leaching techniques. This initiative is set to significantly enhance the financial performance of the Sadiola Project, reinforcing the company’s focus on operational excellence and long-term value creation for stakeholders.

Tsenge Gold Prospect

The Tsenge gold prospect is located within the Proterozoic Kurmuk Greenstone Belt, part of the Western Ethiopian Greenstone Belt. Positioned along strike from the Ashashire Gold Deposit—which contains over 1.4 Moz of gold at a grade of 1.61 g/t within 27.8 Mt in Proven and Probable Mineral Reserves—the prospect is approximately 6 km southeast of the planned Kurmuk Project processing plant. Since 2022, Allied has undertaken extensive prospecting at Tsenge, involving soil sampling, geological mapping, and channel sampling, along with the initiation of scout diamond core drilling consisting of 104 diamond core holes spaced 200 meters apart to test the area thoroughly with the aim of extending mineralisation, confirming high-grade sources of ore and ultimately the increased economic potential of the project. To date, 11 core holes have been completed, primarily focused on the Porcupine target in the north of the Southern Sector, south of Mestefinfin Hill, and at the Setota target in the far south of the Tsenge Ridge line, separated by some 2 km. These drillholes have the objective of testing the northern and southern extent of the alteration system in this area (see Figures 6-8). During the development of drill access roads, exposures of the mineralized shear zones were systematically sampled as a series of face channels, on a 1m basis, with DGPS survey pickup of the sample positions. To date, 6 channels from TSCH001 to TSCH006 at the Setota target have been completed for a total of 972m sampled, and assay results have been returned for TSCH001 and TSCH002 (see Table 1). TSCH001 returned a single intersection and was sampled predominantly in the hanging wall metavolcanics outside of the carbonate alteration zone. TSCH002 was sampled across the mineralisation and produced significant intercepts which are presented in Table 2 below. The highest-grade intersections returned over 1m are 30.8g/t Au, 27.5g/t Au, 26.1g/t Au and 12.5g/t Au and correspond to zones of swarms of extensional veining, with the broader 1-2g/t Au zones corresponding with a distinct chocolate brown oxidized zone after sulphide and carbonate alteration hosted highly strained metasediments.

At the end of March, the 11 completed core holes totaled over 3,308 meters in depth, with significant findings across multiple sections. Holes TSDD001-TSDD008, drilled across three section lines spaced at 200m, tested 600m of veining and carbonate alteration. Notably, drill hole TSDD001 yielded an intersection of 4.5 meters at 1.62 g/t of gold from 146.39 meters with true thickness estimated at 15% of the drill hole intersection, while hole TSDD002 on the same section intersected 3.51 meters at 0.51 g/t of gold from 159 meters (true thickness of 67% of the drill hole intersect), 13.57 meters at 1.14 g/t of gold from 204.43 meters (true thickness of 95% of the drill hole intersect), and 6.00 meters at 0.77 g/t of gold from 256 meters (true thickness of 95% of the drill hole intersect). Holes TSDD009-TSDD011 were drilled at the Setota target in the south of the prospect. Assays were received for TSDD009, and significant intersections made, intersecting multiple zones. Selected highlights are as follows; 4.36m at 0.72g/t Au from 130.64m, 11.67m at 0.91g/t Au from 139.47m, 3.66m at 0.85g/t Au from 216.75m, 3.57m at 0.65g/t Au from 216.75m, 3.57m at 0.65g/t Au from 229.43m, and 3.53m at 0.77g/t Au, 6m at 0.81g/t Au from 271m, 5.82m at 0.62g/t Au from 283.18m, and 3.5m at 0.91g/t Au from 296.5m (true thickness 64% of drillhole intersect). Assays for subsequent holes are pending, promising further insights into this mineral-rich area. Table 2 presents the drillhole ("DH") intersections, utilizes a 0.5 g/t of gold cut-off and has a maximum internal dilution of 2 meters.

Significance to Kurmuk: These initial results from channels and drillholes demonstrated broad gold mineralisation with economic grades in hard rock at surface and at least up to 200m vertically below outcrop. These results confirm that the gold-in-soil anomalism of greater than 100ppb Au is derived from significant gold grades of greater than 1.0 g/t Au in rock, consistent with the Company’s experience at the Dish Mountain and Ashashire gold deposits. Furthermore, drilling to date has intersected multiple zones on individual section lines, with continuity to be tested by further drilling. Initial results and ongoing mapping from channel sampling show a 50-meter-wide gold bearing zone with multiple individual drillhole intersections of up to 12 meter true thickness near surface with grades over 1.0 g/t hereby confirming the robust exploration model and the prospectivity of Tsenge. This positive development, considering the scale of the anomaly defined on the Tsenge Ridge line—with the core anomaly covering a strike of 5.4 km— indicates a substantial mineralized zone which the Company continues to advance.

These positive exploration results at Tsenge not only support the potential for expanding the mineral inventory at this target but also across the entire Kurmuk Project, where other similar targets and anomalies have been identified. Allied Gold is applying the same proven and efficient exploration model to these areas, to underpin an expanded, long-term production outlook based on an expanded mineral inventory. This strategy aims to enhance the overall asset base of Allied Gold, aligning closely with the strategic goal of creating long-lasting value for its stakeholders and advancing towards the company’s target of achieving a minimum of five million ounces of gold in mineral inventories at the Kurmuk Project.

Sekekoto West prospect

The Sekekoto West prospect is located within the Sadiola permitted mining area, some 6 km south-east of the processing plant. Historical drilling identified weak oxide gold anomalism in reverse circulation drillholes which were drilled on wide spaced lines, located 500m west of the historically mined Sekekoto oxide gold deposit. Allied’s exploration team followed this up with two initial heel to toe RC fence drill lines completed in early 2022, for 11 RC holes, with lines spaced at 200m (see Table 3). SARC562 intersected mineralisation hosted in carbonate rock, and reported a significant intersection of 17m at 2.92g/t Au from 46m (true thickness of 26% of the drill hole intersect). Representing a steep dipping zone of high-grade mineralisation in fresh rock. This initial drillhole intersection was very encouraging and was followed up with 4 subsequent phases of RC drill programs during 2023 and continued in 2024. These programs extended the known strike of mineralisation and infilled on oxide intersections to a 25m spacing.

The most recent phase of drilling was in progress at the end of Q1 and included core tails to define fresh rock mineralisation that occurs within a tectonic fault breccia with interstitial carbonate and sulphide alteration. At end March, a total of 152 holes for 14,551m of RC and 1,816m of core drilling had been completed. This work has allowed for an Inferred Resource to be estimated within a US$1,800 resource pit optimisation to help guide further exploration work and planning. Assays are pending for holes drilled in Q1 2024.

Furthermore, recent drilling has extended the strike of known mineralisation for a further 100m to the north, and a step out of a further 300m to the north has been designed for drilling in Q2. These results confirm the opportunity to explore the space between the S12 high grade oxide deposit and historically known mineralisation that exists under the FE3S rock storage facility, to better understand any linkages that may exist, and the preservation of the oxide mineralisation with respect to the transported laterite cap. This area covers approximately 2 km of strike that has been poorly tested by exploratory drilling to date and represents an opportunity to incrementally build mineral resources for the Project.

Significance to Sadiola: Having defined an initial Mineral Resource at Sekekoto West and possessing the prospect of extending new oxide mineralisation towards S12 for an additional nearly 2 km of strike, Allied confirms the potential to continue adding incremental higher-grade, lower-cost oxide ore feed to the Sadiola mill. This addition is expected to enhance near-term cash flows, production, and reduce costs. Furthermore, other oxide targets remain on the Sadiola property, which the Company is actively advancing in 2024 and 2025.

Upcoming Catalysts and Events

The Company has a series of notable upcoming events.

•	Q1 2024 earnings – May 9, 2024
•	Annual General Meeting – May 10, 2024, at 11:00 a.m. EST
•	Exploration update – details on Oume exploration in Côte d'Ivoire coming in May
•	Further updates on the development of Kurmuk
•	Further updates on optimizations and improvements of existing operations

Allied Gold will release its first quarter 2024 operational and financial results after the market closes on Thursday, May 9, 2024, Eastern Standard Time (“EST”). The Company will then host a conference call and webcast to review the results on Friday, May 10, 2024, at 8:30 a.m. EST.

First Quarter 2024 Conference Call

Toll-free dial-in number (Canada/US):	1-800-898-3989
Local dial-in number:	416-406-0743
Toll Free (UK):	00-80042228835
Participant passcode:	5324345#
Webcast:	https://alliedgold.com/investors/presentations

Conference Call Replay

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	6354190#

The conference call replay will be available from 12:00 p.m. EST on May 10, 2024, until 11:59 p.m. EST on June 9, 2024.

Table 1. TSCH001 and TSCH002 channel significant intercepts at 0.5g/t Au cut-off, and 2m maximum dilution.

Channel ID	Au From (m)	Au To (m)	Au Width (m)	Au Grade (g/t)	Au Intercept
TSCH001	14	19	5	1.34	5m at 1.34g/t Au
	7	10	3	0.62	3.00m at 0.62g/t Au
	14	19	5	1.22	5.00m at 1.22g/t Au
	28	52	24	3.02	24.00m at 3.02g/t Au
	56	57	1	0.38	1.00m at 0.38g/t Au
TSCH002	60	76	16	2.96	16.00m at 2.96g/t Au
	80	106	26	2.48	26.00m at 2.48g/t Au
	110	119	9	1.19	9.00m at 1.19g/t Au
	125	129	4	0.32	4.00m at 0.32g/t Au
	133	135	2	0.39	2.00m at 0.39g/t Au

Table 2 – Tsenge Intersection Table, Kurmuk, Ethiopia

BHID	Hole Type	East	North	RL	Azi	Dip	From (m)	To (m)	Width (m)	Estimated True Width (m)	Au0 5 Grade	Au0 5 Intercept	Weathering
TSDD001	DD	658129.00	1171257.00	1033.00	120	-55	146.39	150.89	4.5	0.68	1.62	4.50m at 1.62g/t Au	TR/FR
							154.91	155.75	0.84	0.48	0.56	0.84m at 0.56g/t Au	TR
TSDD002	DD	658191.94	1171218.63	1054.04	120	-55	9.15	10	0.85	0.57	1.66	0.85m at 1.66g/t Au	TR
						-55	12.5	13.47	0.97	0.65	1.62	0.97m at 1.62g/t Au	TR
						-55	21.6	22.21	0.61	0.41	0.62	0.61m at 0.62g/t Au	TR
						-55	56.63	57.18	0.55	0.37	0.5	0.55m at 0.50g/t Au	FR
						-55	110.22	110.72	0.5	0.34	0.72	0.50m at 0.72g/t Au	FR
						-55	128.02	128.79	0.77	0.52	0.7	0.77m at 0.70g/t Au	FR
						-55	133.41	134.46	1.05	0.70	0.55	1.05m at 0.55g/t Au	FR
						-55	139.61	142.5	2.89	1.94	0.66	2.89m at 0.66g/t Au	FR
						-55	151.54	153.43	1.89	1.27	1.29	1.89m at 1.29g/t Au	FR
						-55	159	162.51	3.51	2.35	0.51	3.51m at 0.51g/t Au	FR
						-55	204.43	218	13.57	12.89	1.14	13.57m at 1.14g/t Au	FR
						-55	256	262	6	5.70	0.77	6.00m at 0.77g/t Au	TR/FR
						-55	268.32	268.84	0.52	0.49	2.33	0.52m at 2.33g/t Au	FR
						-55	279	281	2	1.90	0.79	2.00m at 0.79g/t Au	FR
TSDD003	DD	658127.89	1171257.48	1032.26	122	-50	108.64	109.33	0.69	0.44	0.79	0.69m at 0.79g/t Au	FR
TSDD004	DD	658010.63	1171095.92	1039.34	120	-55						No significant Au Intercepts
TSDD005	DD	658355.50	1171354.32	1080.19	120	-55						No significant Au Intercepts
TSDD007	DD	658264.00	1171407.00	1058.00	120	-55						No significant Au Intercepts
TSDD009	DD	657452.00	1170173.00	1112.00	120	-50	130.64	135	4.36	2.80	0.72	4.36m at 0.72g/t Au	FR
						-50	139.47	151.14	11.67	7.50	0.91	11.67m at 0.91g/t Au	TR/FR
						-50	179	181.42	2.42	1.56	0.57	2.42m at 0.57g/t Au	FR
						-50	216.75	220.41	3.66	2.35	0.85	3.66m at 0.85g/t Au	FR
						-50	226	227	1	0.64	0.51	1.00m at 0.51g/t Au	FR
						-50	229.43	233	3.57	2.29	0.65	3.57m at 0.65g/t Au	FR
						-50	239.47	243	3.53	2.27	0.77	3.53m at 0.77g/t Au	TR/FR
						-50	246	247	1	0.64	0.59	1.00m at 0.59g/t Au	FR
						-50	253	255.78	2.78	1.79	0.58	2.78m at 0.58g/t Au	TR/FR
						-50	259.54	262	2.46	1.58	0.68	2.46m at 0.68g/t Au	FR
						-50	271	277	6	3.86	0.81	6.00m at 0.81g/t Au	FR
						-50	283.18	289	5.82	3.74	0.62	5.82m at 0.62g/t Au	TR/FR
						-50	296.5	300	3.5	2.25	0.91	3.50m at 0.91g/t Au	FR
						-50	359.3	360.25	0.95	0.61	0.5	0.95m at 0.50g/t Au	FR

Note: Grid is WGS84_36N for all drill holes

Table 3 – Sekekoto Intersection Table, Mali

Click here to see Table 3.

Figure 1 – Kurmuk, Ethiopia

640,000 mE
650,000 mE
660,000 mE
670,000 mE
680,000 mE
20km
15km
10km
Mestefinfin EL
Abetselo
Northern Prospects
Dish Mountain Au Deposit
Project Plant Site
Western Prospects
Tsenge
9km Strike
Abetselo EL
Ashashire Au Deposit
Agu
Ahushu
Dul-Ashashire EL
Dul Mountain
Azale
Sudan
Ethiopia
© 2024 Microsoft Corporation Earthstar Geographics SIO
allied GOLD
Legend
Exploration License Boundary
Radius From Project Plant Site
Radius From Project Plant Site
Prospect
Compiled By: GBN
Date: 8 April 2024
Projection: WGS84 UTM36N
0
15
kilometres
N
W
E
S

Figure 2 – Sekekoto West, Sadiola, Mali

Figure 3 – Sekekoto West diagram

Figure 4 – Tsenge Drilling targets

John Dory
Colubus Ridge
Dish Mtn
Bluefin Sector
Bluefin (P2)
Chameleon (P3)
Mantis (P2)
Tsenge Trend - 8.7km
Eagle Ridge (P2/3)
Bumblebee (P2)
Mestefinfin Sector
White Snake (P4)
Setota Sector
Porcupine (P3)
Pumbaa (P1)
Setota (P1)
Barracuda
Ashashire
A
A"
B
B"
C
C"
D
D"
E
E"
F
F"
G
G"
H
H"
655000
656000
657000
658000
659000
660000
661000
662000
663000
1179000
1178000
1177000
1176000
1175000
1174000
1173000
1172000
1171000
1170000
1169000
1168000
1167000
1166000
N
alliedied Gold - Kurmuk Gold Project, Ethiopia
MFWP6 - Tsenge Prospect
Principal Targets and Cross Section Locations
Scale 1:30,000
Print Size: A3
Author: BFS
Date: 28/06/2023
Projection: WGS84 UTM 36N
License: Mestefinfin

Figure 5 – Tsenge Ridge, Kurmuk, Ethiopia

allied
657000
657600
658200
658800
1171200
1170600
1170000
TSDD007
TSDD005
TSDD001 & TSDD003
TSDD002
TSDD004
TSDD006 & TSDD008
TSCH001
TSDD009
TSCH002
Turaco Fault
250
0
250
LEGEND
Channel
Drill hole
Fault
Mineralisation_Interp
Lithology Inter
Metagranite
Mafic schist
Metabasalt
Metasedimentary schist
Metasedimentary schist
Metachert
Granite
ALLIED GOLD CORP
Tsenge Completed Drill hole and Channel location
Author: AGD
Scale 1:10,00
08/04/2024
Projection: WGS84 UTM
License\EL01867

Figure 6 – Tsenge Ridge Section 2080, Kurmuk, Ethiopia

Figure 7 – Tsenge Ridge Section 3160, Kurmuk, Ethiopia

Figure 8 – Tsenge Ridge Section 3360, Kurmuk, Ethiopia

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

Quality Assurance and Quality Control

Allied Gold incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

•	Kurmuk – sample preparation is completed on site at the Exploration Camp sample preparation facility, which is maintained and protocols audited by Allied’s laboratory consultant on a bi-annual basis.
•	Pulp samples are dispatched via secure courier from Asosa to Addis, received by the company, cleared with the ministry of mines for export, and exported with secure courier to ALS Geochemistry, Perth, Australia. Gold is analysed by fire assay with a 50 gram aliquot and AAS finish (lab code: Au-AA25). Au-AA25 is certified from 0.01 to 100 g/t gold. Rejects and remaining half-core stored on site for the period for archival purposes. Check samples are completed at Intertek Perth using a 50 gram fire assay method.
•	Mali, Sadiola – sample preparation is on site at the dedicated Exploration facility sample prep at Sadiola. The operation protocols are audited by Allied’s laboratory consultant on a bi-annual basis.

•	Pulp samples are dispatched in secure boxes by plane to Bamako, and collected by the laboratory agent from the plane. Assays are completed at Bureau Veritas, Bamako Gold is analysed by fire assay with a 50 gram aliquot and AAS finish (lab code: FA50). FA50 is certified from 0.01g/t to 10g/t Au, over analyses are completed by gravimetric finish method (FA550). Rejects and remaining half-core stored on site. Check sample assays are completed at ALS Perth using a 50 gram fire assay method.

All exploration diamond drill cores are split in half by core sawing and sampled at appropriate intervals for assay. The remaining core, and pulps are stored on-site in a secure location. We disposed of the rejects at the lab after the QA/QC was complete.

Certified reference standards, blanks and duplicates (preparation and analytical) are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold aspires to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

END NOTES

(1)	This is a non-GAAP financial performance measure. Refer to the Non-GAAP Financial Performance Measures section at the end of this news release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” including “future oriented financial information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;
•	the Company’s expectations relating to the performance of its mineral properties;
•	the estimation of Mineral Reserves and Mineral Resources;
•	the timing and amount of estimated future production;
•	the estimation of the life of mine of the Company’s projects;
•	the timing and amount of estimated future capital and operating costs;
•	the costs and timing of exploration and development activities;
•	the Company’s expectations regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;
•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
•	the Company’s expectations regarding the payment of any future dividends; and
•	the Company’s aspirations to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY STATEMENT REGARDING NON-GAAP MEASURES

The Company has included certain non-GAAP financial performance measures in this press release, which supplement its Consolidated Financial Statements that are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold (which is included in AISC); and
•	AISC per gold ounce sold; and

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures are intended to provide additional information, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a company’s ability to generate operating earnings and cash flows from its mining operations.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

AISC PER GOLD OUNCE SOLD

AISC figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC include cash costs (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales, excluding DA. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources as defined in accordance with NI 43-101. United States readers are advised that while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission does not recognize them. Under United States standards, mineralisation may not be classified as a “reserve” unless the determination has been made that the mineralisation could be economically and legally produced or extracted at the time the reserve calculation is made. United States readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, “Inferred Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. United States readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2023, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;
•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;
•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;
•	include an allowance for mining dilution and ore loss; and
•	were reported using cut-off grades that vary by ore type due to variations in recoveries and operating costs. The cut-off grades and pit shells were based on a $1,500/ounce gold price, except for the Agbalé pit, which was based on a $1,800/ounce gold price.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Qualified Person of Mineral Reserves	Qualified Person of Mineral Resources
John Cooke of Allied Gold Corporation	Steve Craig of Orelogy Consulting Pty Ltd.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2023.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Sadiola Mine	18,612	0.82	492	137,174	1.57	6,907	155,786	1.48	7,399
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	4,771	0.71	108	8,900	1.62	462	13,671	1.30	571
Agbaou Mine	1,815	2.01	117	6,092	1.79	351	7,907	1.84	469
Total Mineral Reserves	47,061	1.18	1,782	190,836	1.53	9,399	237,897	1.46	11,180

Notes:

•	Mineral Reserves are stated effective as at December 31, 2023 and estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Reflects that portion of the Mineral Resource which can be economically extracted by open pit methods.
•	Considers the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project.

Sadiola Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 3%
•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Sadiola Main and US$1500/oz (revenue factor 1.00) for FE3, FE4, Diba, Tambali and Sekekoto.
•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.31 g/t to 0.73 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Kurmuk Project:

•	Includes an allowance for mining dilution at 18% and ore loss at 2%
•	A base gold price of US$1500/oz was used for the pit optimization, with the selected pit shells using values of US$1320/oz (revenue factor 0.88) for Ashashire and US$1440/oz (revenue factor 0.96) for Dish Mountain.
•	The cut-off grades used for Mineral Reserves reporting were informed by a US$1500/oz gold price and vary from 0.30 g/t to 0.45 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Bonikro Mine:

•	Includes an allowance for mining dilution at 8% and ore loss at 5%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the Bonikro pit:
◦	With the selected pit shell using a value of $1388/oz (revenue factor 0.925).
◦	Cut-off grades vary from 0.68 to 0.74 g/t Au for different ore types due to differences in recoveries, costs for ore processing and ore haulage.
•	A base gold price of $1800/oz was used for the Mineral Reserves for the Agbalé pit:
◦	With the selected pit shell using a value of US$1800/oz (revenue factor 1.00).
◦	Cut-off grades vary from 0.58 to 1.00 g/t Au for different ore types to the Agbaou processing plant due to differences in recoveries, costs for ore processing and ore haulage

Agbaou Mine:

•	Includes an allowance for mining dilution at 26% and ore loss at 1%
•	A base gold price of $1500/oz was used for the Mineral Reserves for the:
◦	Pit designs (revenue factor 1.00) apart from North Gate (Stage 41) and South Sat (Stage 215) pit designs which used a higher short term gold price of $1800/oz and account for 49 koz or 10% of the Mineral Reserves.
◦	Cut-off grades which range from 0.49 to 0.74 g/t for different ore types due to differences in recoveries, costs for ore processing and ore haulage.

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2023.

	Measured Mineral						Total Measured and
	Resources			Indicated Mineral Resources			Indicated Mineral Resources
	Tonnes	Grade	Content	Tonnes	Grade	Content	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Sadiola Mine	20,079	0.86	557	205,952	1.53	10,101	226,031	1.47	10,659
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,912	1.68	3,120
Bonikro Mine	7,033	0.98	222	25,793	1.41	1,171	32,826	1.32	1,393
Agbaou Mine	2,219	2.15	154	11,130	1.96	701	13,349	1.99	855
Total Mineral Resources	49,804	1.30	2,081	280,315	1.55	13,945	330,118	1.51	16,027

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2023.

	Inferred Mineral Resources
	Tonnes	Grade	Content
Mineral Property	(kt)	(g/t)	(koz)
Sadiola Mine	16,177	1.12	581
Kurmuk Project	5,980	1.62	311
Bonikro Mine	19,588	1.30	816
Agbaou Mine	959	1.84	57
Total Mineral Resources	42,704	1.29	1,765

Notes:

•	Mineral Resources are estimated in accordance with CIM Standards and NI 43-101.
•	Shown on a 100% basis.
•	Are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	Are listed at 0.5 g/t Au cut-off grade, constrained within an US$1800/oz pit shell and depleted to 31 December 2023.
•	Rounding of numbers may lead to discrepancies when summing columns.